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                                                                  EXHIBIT (A)(7)

                                                                    [AVAYA LOGO]

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MICHAEL J. HARRISON
VICE PRESIDENT
COMPENSATION & BENEFITS

                                                                   June 25, 2001

To:

Re: Offer to Exchange Outstanding Stock Options for RSUs

     As an Avaya employee currently holding certain outstanding Avaya stock options, which, prior to the spinoff of Avaya, were Lucent stock options, you are eligible to participate in a one-time stock option exchange program recently approved by the Avaya Board of Directors. Under this program you will have the opportunity to exchange certain stock option awards for restricted stock units
(RSUs). The offer commences on Tuesday, June 26, 2001 and will expire at 11:59 PM New York time on July 24, 2001, unless extended. The number of RSUs you would receive in exchange for each stock option will be based on an exchange ratio that relates to the value of the stock options tendered and the average trading price of Avaya common stock on the NYSE on the third business day preceding the expiration date of the offer. The RSUs are expected to be granted as of the expiration date of the offer, July 24, 2001, unless the offer period is extended, and will vest in three equal installments on August 1, 2002, August 1, 2003 and August 1, 2004.

     Enclosed is the Offer to Exchange Outstanding Options for Restricted Stock Units ("Offer to Exchange") that details eligible stock options and their exchange value, the Letter of Transmittal, an Avaya Restricted Stock Unit Award Agreement form and a Notice of Withdrawal form. The Offer to Exchange explains the terms and conditions of the exchange offer, including Avaya's right to terminate the offer and reject all options tendered. This document also contains important tax information, which you should consider before making your decision. The enclosed Letter of Transmittal provides you a list of your eligible options and a place to indicate whether or not you elect to tender your option in exchange for a grant of RSUs. Should you elect to participate, you must sign and submit the completed Letter of Transmittal and the Avaya Restricted Stock Unit Award Agreement. If you submit a properly completed Letter of Transmittal form and decide to change or cancel your election, you must complete and submit the Notice of Withdrawal form prior to the expiration of the offer. Your election is effective upon receipt by Avaya prior to the expiration of the offer.

     We strongly urge you to read all documents related to this offer and discuss your decision whether or not to participate with your personal financial and/or tax advisor(s) prior to registering your election.

     ALL ELECTION FORMS MUST BE RECEIVED BY JULY 24, 2001, unless the offer period is extended. If you elect to mail your forms to me, we urge you to leave yourself adequate time to ensure delivery before the expiration date. You should also make photocopies of all documents you submit. You may change your election at any time during the election period. If no election is received it will be assumed that you do not wish to exchange any of your stock options. If you elect to exchange a stock option you will receive a notification via email that we received your election. Email confirmations from Avaya only confirm that your election was received; it should not be construed as acceptance of your election. Avaya reserves the right not to accept any options tendered as described in the Offer to Exchange. You will be notified if Avaya has accepted all options tendered on the business day following the close of the offer period. Avaya expects to confirm by email the number of RSUs you were granted within two weeks of the acceptance of the exchange.

     For your information, eligible employees who are not part of the Executive Council will receive the enclosed documents via electronic mail on June 25th and will later be directed to an external web site administered by AST StockPlan, an Avaya vendor, to participate in the offer. On the AST site, eligible
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employees will be permitted to register their elections directly online and receive an electronic confirmation of their option tender. We are in the process of arranging access to this site for you for informational purposes and will provide you the URL and access password via email soon.

     If you choose to participate, you should submit your Letter of Transmittal and Restricted Stock Unit Award Agreement directly to me. If you have any questions or concerns, please call me.

                                             Sincerely,

                                             /s/ Mike Harrison

                                             MIKE HARRISON

Room 3C326
211 Mt Airy Road
Basking Ridge, NJ 07920
Voice 908-953-7235
Fax 908-953-4030
mharrison@avaya.com

Enclosures

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